EXHIBIT 99.5

VOX ANNOUNCES Q1 2024 FINANCIAL RESULTS

AND DECLARES QUARTERLY DIVIDEND

TORONTO, CANADA – May 8, 2024 – Vox Royalty Corp. (TSX: VOXR) (NASDAQ: VOXR) (“Vox” or the “Company”), a returns focused mining royalty company, is pleased to announce its operating and financial results for the first quarter ended March 31, 2024. All amounts in U.S. dollars unless otherwise indicated.

Kyle Floyd, Chief Executive Officer, stated: “I’m pleased to share these quarterly financial results, in line with 2024 annual revenue guidance, which notably include over 140% growth in cash flows generated from operations. After tremendous revenue and profitability growth in 2022 and 2023, we find ourselves on the cusp of the next phase of Vox’s organic growth in producing assets and associated royalty revenue, with numerous assets advancing towards a development decision. We are also actively advancing a pipeline of opportunities that is consistent with our historical acquisition profile. Moreover, we expect Vox’s operating leverage to continue expanding in conjunction with our per share returns-focused strategy which was further discussed in our recent 2024 Investor Letter.”

First Quarter 2024 Highlights

•	Cash flows generated from operations of $1,212,154, up ~142% from $500,017 in Q1 2023.
•	Strong balance sheet position at period end includes:
o	Cash and accounts receivable of $12,839,842
o	Working capital of $10,684,347
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On January 16, 2024, the Company entered into a definitive credit agreement with the Bank of Montreal providing for a $15 million secured revolving credit facility (the “Facility”). The Facility includes an accordion feature which provides for an additional $10 million of availability subject to certain conditions.

•	Revenue of $2,882,512 compared to $3,580,855 in Q1 2023. The change in revenue during the current quarter was anticipated and primarily relates to the Segilola gold royalty reaching its $3.5 million revenue cap in Q2 2023. Revenue for the quarter is inline with expectations and overall 2024 guidance.
•	Gross profit of $2,414,139 compared to $2,964,857 in Q1 2023. The drop in gross profit is a result of the Segilola gold royalty reaching its revenue cap in Q2 2023, as noted above.
•	On March 7, 2024, increased quarterly cash dividend by 9.1% to $0.012 per common share, payable to shareholders of record as of March 31, 2024.
•	On March 18, 2024, the Company adopted a dividend reinvestment plan and approved the adoption of a share repurchase program of up to $1,500,000 of Vox common shares.
•	On March 25, 2024, 6,407,833 warrants expired, unexercised. As of quarter end and the date hereof, there are no further warrants outstanding.

Summary of Quarterly Results

	Three months ended March 31, 2024	Three months ended March 31, 2023
	$	$
Income Statement
Revenue	2,882,512	3,580,855
Gross profit	2,414,139	2,964,857
Operating expenses	(1,803,625)	(2,021,879)
Income from operations	610,514	942,978
Other expenses(1)	(109,799)	(841,155)
Income tax expense – current and deferred	(742,102)	(783,062)
Net loss	(241,387)	(681,239)
Loss per share – basic and diluted	(0.00)	(0.02)

Statement of Cash Flows
Cash flows from operating activities	1,212,154	500,017

Dividends declared per share	0.012	0.011

(1)

Other expenses comprise foreign exchange differences, interest income, BMO credit facility finance charges and the comparative period also includes the fair value change of warrants which expired on March 25, 2024.

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For complete details, please refer to the unaudited condensed interim consolidated financial statements and associated Management Discussion and Analysis for the three months ended March 31, 2024, available on SEDAR+ (www.sedarplus.ca), EDGAR (www.sec.gov) or on Vox’s website (www.voxroyalty.com).

Quarterly Dividend

The Company is also pleased to announce that its Board of Directors has declared a quarterly dividend of $0.012 per common share, to be paid on July 12, 2024, to shareholders of record as of the close of business in Toronto on June 28, 2024.

For shareholders residing in Canada, the dividend will be paid in Canadian dollars based on the daily exchange rate published by the Bank of Canada on June 28, 2024. The dividend qualifies as an “eligible dividend” as defined in the Income Tax Act (Canada). The dividend is subject to customary. Canadian withholding tax for shareholders that are not resident in Canada.

Dividend Reinvestment Plan

Shareholders are reminded that the Company adopted a dividend reinvestment plan in Q1 2024 (“DRIP”). In order to be eligible to receive DRIP shares in lieu of cash for the Q2 2024 dividend, enrollment must be completed by registered shareholders by 5:00 pm (Toronto time) on Friday, June 21, 2024. Beneficial shareholders will need to make arrangements in advance of such time through their brokers and/or nominees in accordance with such parties’ internal requirements. For its Q2 2024 dividend, the Company intends to issue common shares from treasury. For any shareholders that previously enrolled in the DRIP, no further arrangements need to be made.

Participation in the DRIP is optional and will not affect shareholders' cash dividends unless they elect to participate in the DRIP. Participation in the DRIP is expected to be available to registered shareholders residing in Canada and all other jurisdictions where such participation is not prohibited under applicable law, subject to withholding tax (if applicable). Participation in the DRIP is currently not available for residents of the United States at this time.

Registered Shareholders may enroll in the DRIP by completing an enrollment form, which is available on the Company's website at https://www.voxroyalty.com/investors/dividends-and-tax/ and following the instructions therein.

Beneficial shareholders should contact their financial intermediary to seek enrollment. In order to participate in the DRIP, a beneficial shareholder must either:

-	arrange for their broker or other nominee to enroll in the DRIP on their behalf; or
-	transfer their common shares into their own name and enroll directly in the DRIP as a registered shareholder.

All shareholders considering enrollment in the DRIP should carefully review the terms of the DRIP, a copy of which is available at https://www.voxroyalty.com/investors/dividends-and-tax/ and consult with their advisors as to the implications of enrollment in the DRIP.

This press release is not an offer to sell or a solicitation of an offer of securities. Shareholders with any questions regarding the DRIP and the enrollment process may contact: ir@voxroyalty.com.

About Vox

Vox is a returns focused mining royalty company with a portfolio of over 60 royalties spanning seven jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 25 separate transactions to acquire over 60 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Kyle Floyd	Pascal Attard
Chief Executive Officer	Chief Financial Officer
info@voxroyalty.com +1-345-815-3939	pascal@voxroyalty.com +1-345-815-3939

Cautionary Statements to U.S. Securityholders

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

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Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, statements regarding the payment of a quarterly dividend in July 2024 and on any future date thereafter, expectations to realize revenue from producing and development stage royalty assets over the medium- or long-term, closing the acquisition of five additional assets during Q2 22024, and revenue expectations for fiscal year 2024.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Vox will purchase precious metals or from which it will receive royalty payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to Vox’s dividend policy; epidemics, pandemics or other public health crises, geopolitical events and other uncertainties, such as the conflicts in Ukraine and Israel, as well as those factors discussed in the section entitled “Risk Factors” in Vox’s annual information form for the financial year ended December 31, 2023 available at www.sedarplus.ca and the SEC’s website at www.sec.gov (as part of Vox’s Form 40-F).

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on Vox’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change, and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

None of the TSX, its Regulation Services Provider (as that term is defined in policies of the TSX) or The Nasdaq Stock Market LLC accepts responsibility for the adequacy or accuracy of this press release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

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